Exhibit 12

ROCKWOOD SPECIALTIES GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2007	2006	2005	2004	2003
Determination of Earnings (Losses):
Income (loss) from continuing operations before taxes and minority interest	$161.9	$132.2	$209.0	$(151.6)	$(97.8)
Add:
Interest expense (a)	219.3	200.1	196.5	130.8	86.9
Rent expense (b)	8.9	9.1	8.0	6.4	2.8
Total earnings (losses) as defined	$390.1	$341.4	$413.5	$(14.4)	$(8.1)

Fixed charges:
Interest expense (a)	$219.3	$200.1	$196.5	$130.8	$86.9
Rent expense (b)	8.9	9.1	8.0	6.4	2.8
Capitalized interest	—	0.3	0.3	—	—
Total fixed charges	$228.2	$209.5	$204.8	$137.2	$89.7

Ratio of earnings to fixed charges (c)	1.7	1.6	2.0	—	—

(a)          Interest expense includes amortization of debt expenses.

(b)         Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

(c)          Earnings were insufficient to cover fixed charges by $151.6 million and $97.8 million for the years ended December 31, 2004 and 2003, respectively.